Stereo Vision Entertainment, Inc.

601 E. Charleston Blvd. Suite 100

Las Vegas, NV 89104

Phone: (818) 326-6018

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stereo Vision Entertainment, Inc.
Offering Statement on Form 1-A Filed: October 29, 2021 File No. 024-11693
December 18, 2021

Dear Mr. Anderegg,

This letter sets forth the request of Stereo Vision Entertainment, Inc. for Withdrawal of its Qualification Requests of its Regulation A Offering.

Kindly be advised that Stereo Vision Entertainment, Inc. (the “Company”), as Applicant, hereby applies to withdraw its two Requests for Qualification of its Form 1A. Offering Statement dated October 29, 2021, file number 024-11693.

We trust the foregoing is in order.

The Company will be filing an amended Form 1-A.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (818) 326-6018 or the Company’s General Counsel, Arnold F. Sock, Esquire, at 310-714-0047 (arnold@stereovision or afsock@afsocklaw.com).

Thank you for your attention to this matter.

Stereo Vision Entertainment, Inc.

/s/ Jack Honour
Name:	Jack Honour
Title:	Chief Executive Officer, Director